

September 3, 2009

Mr. Ronald D. Ormand
Chief Financial Officer
Magnum Hunter Resources Corp
777 Post Oak Boulevard, Suite 910
Houston, Texas 77056

> **Re: Magnum Hunter Resources Corp (formerly Petro Resources
> Corporation)
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Filed March 31, 2009
> Response Letter dated August 20, 2009
> File No. 001-32997**

Dear Mr. Ormand:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 14 – Supplemental Oil and Gas Disclosures, page F-23

1.   We have read your response to prior comment 2 regarding your calculation of future income tax expense for purposes of determining your standardized measure of discounted future net cash flows related to proved oil and gas reserves. We understand that you have taken a full valuation allowance against your net deferred tax assets as you have concluded that it is more likely than not that you

will not generate enough taxable income to offset your existing NOL carry forwards ("NOLs"). As you have deemed it more likely than not that your NOLs will not be utilized due to continued losses, it does not appear to be logical to presume that your NOLs can be utilized for purposes of your calculation of the standardized measure. Please revise your disclosure of the standardized measure to present a calculation of SMOG that is consistent with your assertions that it is more likely than not that your NOLs will not be recoverable.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner,
Senior Assistant Chief
Accountant